Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

IPC HOLDINGS BOARD REAFFIRMS APPROVAL OF

AMALGAMATION WITH MAX CAPITAL

Board Recommends Shareholders Reject Validus’s Exchange Offer And Not Tender Their IPC Shares To Validus

IPC Shareholders Urged To Vote For Combination With Max

HAMILTON, Bermuda – May 14, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH) announced today that in a Schedule 14D-9 filed with the United States Securities and Exchange Commission its Board of Directors unanimously reaffirmed its approval of IPC’s proposed amalgamation with Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) and recommends that IPC shareholders reject the exchange offer filed by Validus Holdings, Ltd. on May 12, 2009 and not tender their IPC shares. This determination was reached after careful consideration, including a review of the terms and conditions of the exchange offer in consultation with IPC’s financial and legal advisors, and consistent with the Board’s fiduciary duties under applicable law. The Board also urges IPC shareholders to vote FOR the proposals related to the amalgamation at the annual general meeting of shareholders on June 12, 2009.

Kenneth L. Hammond, Chairman of IPC’s Board of Directors said, “The IPC Board continues to believe strongly that IPC’s proposed amalgamation with Max best achieves our goal of delivering superior shareholder value by diversifying beyond our monoline property catastrophe business. The Max transaction is in the best interests of, and provides the best value with certainty and speed of closing for, IPC shareholders. IPC anticipates closing the transaction with Max on or shortly after our annual general meeting of shareholders on June 12 with all regulatory approvals obtained.

“In stark contrast, the Validus exchange offer provides the same exact economic terms as the previous Validus proposal that the IPC Board rejected, additional conditional closing terms, the same significant execution risk and the same substantial uncertainty regarding timing of closing a transaction. Most importantly, the Board firmly believes that a combination with Validus would not have the same potential for delivering shareholder value as the amalgamation with Max.”

Mr. Hammond concluded, “IPC’s Board of Directors strongly urges shareholders not to tender their shares to the Validus exchange offer. The IPC Board continues to believe that the combination with Max will provide superior value and benefits to all IPC shareholders and recommend that IPC shareholders vote in favor of the amalgamation with Max.”

IPC shareholders who have tendered their shares to Validus are encouraged to withdraw them. For assistance in withdrawing IPC shares tendered, shareholders should contact their broker or IPC’s information agent, Innisfree M&A at (877) 825-8621.

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K , Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833